Exhibit 99.1

eLong Announces the Appointment of New Chief Operating Officer

BEIJING, January 6, 2016 -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China (the “Company” or “eLong”), today announced the appointment of Mr. David Zhou as its Chief Operating Officer, effective January 6, 2016.

Mr. Zhou has served as the Company’s Chief Strategy Officer since July 2015. Mr. Zhou has more than 10 years of experience in China’s online travel business. Mr. Zhou previously worked in Ernst & Young as a senior auditor. Mr. Zhou holds a Bachelor’s degree, as well as a Master’s degree in Business Administration, from Shanghai Jiaotong University.

“I am very pleased with the appointment of David Zhou as Chief Operating Officer of eLong. David has been an outstanding team leader as our Chief Strategy Officer and has a wide range of valuable experience in China’s online travel business. I am confident that he will make significant contributions to eLong’s future business growth and realize many opportunities that lie ahead of us,” said Hao Jiang, Chief Executive Officer of eLong.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP); Ocean Imagination L.P.; and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc. Investor Relations ir@corp.elong.com +86-10-6436-7570